January 14, 2010

John Rossi
Garb Oil & Power Corporation
1588 South Main Street Suite 200
Salt Lake City, UT 84115

Dear Sir:

This is to confirm our understanding that Premier Funding & Financial Marketing Service LLC. (“PFS”),  and its affiliates, (collectively, “PFS”) and Garb Oil & Power Corporation. (OTCBB: GARB). (Client), PFS has various valuable contacts in the business and investment community.  PFS is in a position to introduce to Client potential viable candidates for business opportunities for Client. Client would like to take advantage of PFS’s contacts, now, therefore, the parties agree as follows.

PFS have been engaged as Financial Marketing Consultant to Inc. (“Company”) with respect to financial marketing services, syndication, M&A and other general public relation matters for the Twelve-month period commencing the date hereof.  In connection with duties performed hereunder by PFS or its affiliates, each shall devote such business time and attention to matters on which the Company shall request its services.

A.	Financial Marketing Services

During the term of this agreement, PFS or its affiliates shall provide the Company with such regular and customary financial marketing services as is reasonably requested by the Company, provided that PFS shall not be required to undertake duties not reasonably within the scope of the services in which it is generally engaged.  In performance of its duties, PFS shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the value of PFS’s advice is not measurable in a quantitative manner and PFS shall be obligated to render advice, upon the request of the Company, in good faith, as shall be determined by PFS.  PFS duties may include, but will not necessarily be limited to:

•	Introduction to capital markets, investors interested in investments in the Company.
•	The retail and institutional financial marketing services for the company or its divisions.
•	Introduction to sources for obtaining outside institutional support;
•	Introductions to corporate organization, personnel or needed specialty skills;
•	Syndication through investment associations, broker-dealers and/or institutional investor contacts or other introductions;
•	Periodic reporting as to developments concerning the general financial markets, which may be of interest or concern to the Client or the Client’s business.

The Company further acknowledges that PFS and its affiliates are in the business of providing introductions and financial marketing services (of all types contemplated by this agreement) to others. Nothing herein contained shall be construed to limit or restrict PFS or its affiliates in conducting such business with respect to others or in rendering such advice to others.

B.	Compensation

In consideration of such services described herein, the Company agrees to:

1	Premier Funding Service LLC.

1.	TRANSACTION FEES
 PFS agrees to make reasonable efforts to organize and supervise meetings with Candidates.  Client hereby agrees that in the event it engages in a Business Opportunity with any Candidate, Client will pay a Transaction Fee to PFS according to the following.

Equity Transaction Fees due shall be based upon the net value of the consideration, securities, property, business, asset or other value given, paid, transferred or contributed by, or to the Client, and shall be equal to Ten percent (10%) of the first Five Million Dollars ($5,000,000.00) of such net value, Five percent 5%) of the second Five Million Dollars ($5,000,000.00), and one percent (1%) of all of the remaining net value.  Unless otherwise mutually agreed upon in writing prior to the closing of any Business Opportunity, the Transaction Fee shall be paid in cash in full at the closing and funding of the transaction.

Debt Transaction Fees due shall be based upon the net value of the consideration, securities, property, business, asset or other value given, paid, transferred or contributed by, or to the Client, and shall be equal to Two percent (1%) cash and (1%) stock for a total of (2%) of the first Five Million Dollars ($5,000,000.00) of such net value, one percent (1%) ( ½ %) cash and (½ %) stock of all of the remaining net value.  Unless otherwise mutually agreed upon in writing prior to the closing of any Business Opportunity, the Transaction Fee shall be paid in cash and stock in full at the closing and funding of the transaction.

The parties agree and acknowledge that Client shall have sole discretion to negotiate and determine the compensation it pays to all parties up to 10% in connection with a Business Opportunity and that PFS shall not be authorized or entitled to negotiate, communicate or make any representation on Client's behalf without Client's prior consent.

2.	MONTHLY SERVICE FEES

Transactions fees shall be defined in general as the above, however they may include other services to be determined at a later date.  In accordance with PFS financial marketing, public relations services, technical writing services that are billed at a rate of $-0- per month, in cash or $-0- free trading stock, payable on the first of each month proceeding service rendered  for  a minimum of -0- hours per month additional hours will be billed at a rate of $0.00 per hour. Outside services will be billed at a cost plus 10% basis. All additional services will be approved by client prior to incurring cost. Client will reimburse all expenses incurred by PFS at time of presentation of documentation. Client prior to incurring expense will approve all expenses over $250.00 USD.

 (i) Pay PFS a monthly fee of $-0-in cash or $-0- in shares of stock which shall be payable upon the execution of this letter, and monthly thereafter for the remaining period of the contract, as described in Fee Definitions below.

(ii) Issue to PFS, or its designee(s), ____50,000______newly issued 144 restricted shares to be held by PFS or its designee(s) as long-term investments, and

2	Premier Funding Service LLC.

ANTI-DILUTION PROVISIONS.

        (a) ADJUSTMENT FOR RECAPITALIZATION. If the Company shall at any time subdivide its outstanding shares of Common Stock by recapitalization, reclassification or split-up thereof, or if the Company shall declare a stock dividend or distribute shares of Common Stock to its stockholders, the number of Option Shares then subject to the Options/Warrants immediately prior to such subdivision shall be proportionately increased and the Exercise Price shall be proportionately decreased; and if the Company shall at any time combine the outstanding shares of Common Stock by recapitalization, reclassification or combination thereof, the number of Option Shares then subject to the Options/Warrants immediately prior to such combination shall be proportionately decreased and the exercise price shall be proportionately increased. Any such adjustments pursuant to this Section 6(a) shall be effective at the close of business on the effective date of such subdivision or combination or if any adjustment is the result of a stock dividend or distribution then the effective date for such adjustment based thereon shall be the record date therefore.

        (b) ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case of any reorganization of the Company or in case the Company shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation, then, and in each such case, Optionee upon the exercise of the Options/Warrants at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the Option Shares issuable upon the exercise of the Options/Warrants prior to such consummation, the securities or property to which the Optionee would have been entitled upon such consummation if the Optionee had exercised the Options/Warrants immediately prior thereto; in each such case, the terms of the Options/Warrants shall be applicable to the securities or property receivable upon the exercise of the Options/Warrants after such consummation.

C.           Corporate Finance

For purposes of this agreement, the term “Financing Transaction” means any financial investment into the Company in any form of (i) debt, including traditional bank, insurance company or finance company or other investor loans or lines; bonds, debentures, convertibles, notes, or hybrid debts, and mezzanine/bridge loans or lines, or (ii) equity, including common stock, preferred stock, convertibles, private equity lines, PIPES, partnership interests, memberships, equity swaps, or other “ownership” stakes, or (iii) other non-traditional financing including, but not limited to, royalty agreements, revenue sharing participations, joint venture investments, licensing fees or agreements, and others.

If PFS or any of its affiliates introduces the Company to an outside independent party or entity during the term of this agreement, and as a result of such introduction, a financing transaction is consummated during the term of this agreement, or during the 12 month period following the term of this agreement, the Company shall pay PFS or its designee(s) upon the consummation of such financing transaction, a finders fee, as stated in section “B” Transaction fees on the gross proceeds raised in such transaction.

3	Premier Funding Service LLC.

D.           M & A Transactions

For purposes of this agreement, the term “M & A Transactions” means (i) any merger, consolidation, reorganization or other business combination pursuant to which the businesses of a third party are combined with that of the Company, (ii) the acquisition, directly or indirectly, by the Company of all or a substantial portion of the assets or common equity of a third party by way of negotiated purchase or otherwise or (iii) the acquisition, directly or indirectly, by a third party of all or a substantial portion of the assets or common equity of the Company by way of negotiated purchase or otherwise.

In connection with a proposed M & A Transaction, our marketing services will include the following: (i) assistance in the evaluation of a third party from a financial point of view, (ii) assistance and advice with respect to the form and structure of the transaction and the financing thereof, (iii) conducting discussions and negotiations regarding a transaction and (iv) providing other related advice and assistance as the Company may reasonably request in connection with an M & A Transaction.  PFS will only advise on transactions in which PFS has introduced a third party to the Company or as requested in writing by the Company.  Any fees for services, as described herein, shall be limited to only those transactions in which PFS has introduced a party to the Company or a written request has been delivered to PFS by the Company to help facilitate transaction.

For purpose of this agreement, “Consideration” means the aggregate value, whether in cash, securities, assumption (or purchase subject to) of debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees) or other property, obligations or services, paid or payable directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with an M & A Transaction. The value of such Consideration shall be determined as follows:

(a)	The value of securities, liabilities, obligations, property and services shall be the fair market value as we shall mutually agree upon at the date of the closing of the Transaction; and
(b)           The value of indebtedness, including indebtedness assumed, shall be the face amount.

If the Consideration payable in a transaction includes contingent payments to be calculated by reference to uncertain future occurrences, such as future financial or business performance, then any fees to us, relating to such Consideration shall be payable at the time of the receipt of such Consideration.

In connection with our services, we agree that the seller pays transactions fees, during the term of this agreement or, within one year thereafter, an M & A Transaction is consummated with a third party introduced by us, or the Company enters into a definitive agreement with a third party introduced by us which, at anytime thereafter results in a transaction, you will pay PFS a transaction fee equal to five percent (5%) of the Consideration; provided however, if the Company (directly or through a third party) procures the other party to the transaction without the direct or indirect introduction by us, the Company shall pay PFS a fee equal to one percent (1%) of Consideration, with a minimum payment of Twenty Five Thousand ($25,000) Dollars, but only in the event we provide marketing services to the Company in connection with the proposed transaction.  The Company must have requested such marketing services in writing to PFS.  If we do not provide any services to a third party transaction as described above, the Company will not be liable for any fees to PFS.

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E.	Syndication Services

Our syndication services will begin with distribution of Company research, and sponsorship of Company presentations, through our membership in, or association with, several investment banking or investor related organizations including:

1) National Investment Bankers Assoc. (“NIBA”),
2) Financial Services Exchange (“FSX”),
3) Southern California Investment Assoc. (“SCIA”),
4) New York Discovery Expo,
5) Las Vegas Money Show, and others;

Each association represents substantial numbers of industry contacts, institutions, brokers, analysts and investors.  We will serve as “Company Sponsor” to these organizations, and at the request of the Company, will be scheduled and guided through the process of presentation and follow-up.   Additionally, we shall make introductions of the Company to our network of IR firms, PR firms, Internet firms, Promoters, Industry or Investment Publications and other outside service providers.  We may also, from time to time, organize and conduct traditional road shows, broker luncheons, and/or investor presentations, and may further utilize certain technologies including virtual road shows, teleconferencing and/or mass email/faxing, for added convenience and ability to reach large audiences.

The syndication services described herein this section, will typically incur additional fees, costs and/or expenses to the Company, at the option of the Company, for participation in such events, or to engage services from outside vendors introduced by us.  Compensation under this Agreement is for our time, contacts, memberships, and marketing services provided.  Compensation under this Agreement is NOT inclusive of conference fees, T & E expenses, meals, lodging, printing or publication costs, postage, or outside service provider’s fees.  Any such fees or expenses contemplated, shall only be incurred at the written request of the Company, on a case-by-case basis, and shall be paid by the Company, or reimbursed to PFS by the Company.

F.	General

The services to be provided by PFS and/or its affiliates hereunder, do not include the giving of tax, legal, regulatory, actuarial or other specialist advice or the provision of any other services unless we specifically agree in writing to provide such services. PFS will have no liability in respect of any services or advice provided to the Company by persons other than PFS affiliates (including accountants, legal advisers and other specialist advisers) and the degree to which we may rely on the work of such other persons shall not bc affected by any limitation of liability for such work agreed between them and the Company.

PFS and/or its affiliates will not be held responsible or liable for any due diligence for the Company in relation to any transaction (whether in terms of nature, extent, adequacy or performance). In particular, we will not have any responsibility for due diligence which would normally be carried out by specialist advisers (such as accountancy, tax, legal or valuation advisers) notwithstanding that any information or advice from these advisers may be passed on to us or passed on by us to the Company. It is solely the Company's responsibility to ensure that the information and advice relating to such due diligence is received and considered by the Company and is adequate for the purposes of the transaction.

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Notwithstanding that PFS and/or its affiliates are not held responsible or liable for due diligence, we reserve the right at our absolute discretion and for our own purposes to take whatever steps we may consider appropriate to satisfy ourselves as to the accuracy and completeness of any public documents issued in connection with any transaction and the Company agrees to co-operate fully with us in the taking of such steps. If we think it necessary or desirable, we may delegate the performance of any of the services set out in this letter to any of our affiliated parties.

G.	Indemnity

The Company agrees to indemnify PFS, its affiliates and all related persons, in accordance with the indemnification letter annexed hereto as Schedule A, the provisions of which are incorporated herein in their entirety.

This letter, including Schedule A and Exhibit A, constitutes the entire understanding of the parties with respect to the subject matter hereof and may not be altered or amended except in a writing signed by both parties. This agreement shall be governed by and construed under the laws of the State of Arizona without regard to principles of conflicts of law thereof. Neither the execution and delivery of this letter by the Company nor the consummation of the transactions contemplated hereby will, directly or indirectly, with or without the giving of notice or lapse of time, or both: (i) violate any provisions of the Certificate of Incorporation or By-laws of the Company; or (ii) violate, or be in conflict with, or constitute a default under, any agreement, lease, mortgage, debt or obligation of the Company or require the payment, any pre-payment or other penalty with respect thereto.

If the foregoing correctly sets forth the terms of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter, along with a check made payable to Premier Funding & Financial Marketing Service LLC. and securities registered as requested, and in the appropriate amounts, as per the terms of this letter.

Premier Funding & Financial Marketing Services LLC.

By: _____________________________
       Kelly M. Black, President
ACCEPTED AND AGREED TO

This ___ day of January

By:
Name / Title.          John Rossi
Garb Oil & Power Corporation
1588 S. Main St. #200
                                SLC, UT 84115

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SCHEDULE A - INDEMNIFICATION

Recognizing that matters of the type contemplated in this engagement sometimes result in litigation and that our role is marketing, the Company agrees to indemnify and hold harmless PFS, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the “Indemnified Parties”), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, financing, proposal or any other matter (collectively, the “Matters”) contemplated by the engagement of PFS hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by the engagement of PFS hereunder, or any action or proceeding arising therefrom (collectively, “Proceedings”), whether or not such Indemnified Party is a formal party to any such Proceeding. Notwithstanding the foregoing, the Company shall not however, be liable in respect of any losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of an Indemnified Party. The Company further agrees that it will not, without the prior written consent of PFS, settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not PFS or any Indemnified Party is an actual or potential party to such Proceeding), unless such settlement; compromise or consent includes an unconditional release of PFS and each other Indemnified Party hereunder from all liability arising out of such Proceeding. In addition, PFS agrees that it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification is sought under this Agreement, without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

The Company agrees that if any indemnification or reimbursement sought pursuant to this letter is held by a court for any reason to not be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this letter, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its stockholders on the one hand, and PFS on the other, in connection with the Matters to which such indemnification or reimbursement relates or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties to the Company and/or its stockholders and to PFS with respect to PFS’s engagement shall be deemed to be in the same proportion as (i) the total value paid or received or to be paid or received by the Company and/or its stockholders pursuant to the Matters (whether or not consummated) for which PFS is engaged to render financial marketing services bears to (ii) the fees paid to PFS in connection with such engagement. In no event shall the Indemnified Parties contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by PFS pursuant to such engagement (excluding amounts received by PFS as reimbursement of expenses).

The indemnity, reimbursement, contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any termination or the completion or expiration of this letter or PFS’s engagement and (iv) whether or not PFS shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

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